May 5, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jessica Dickerson / Mr. Tim Buchmiller

Re:	Med-X, Inc.
Amendment No. 5 to Offering Statement on Form 1-A Filed April 15, 2025
File No. 024-12516

Dear Ms. Jessica Dickerson and Mr. Tim Buchmiller:

On behalf of Med-X, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of April 24, 2025 with respect to the Company’s Amendment No. 5 to its Offering Statement on Form 1-A (the “Form 1/A 4”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 6 to its Offering Statement on Form 1-A (the “Form 1/A 5”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 5 to Offering Statement on Form 1-A Cover Page….

1.

We note your response to prior comment 1. Please revise your disclosure in footnote one on the prospectus cover page and on pages 24, 31 and 64 to clarify that, pursuant to your agreement with DealMaker Securities LLC (the "Broker"), you are required to pay 6.5% of the cash proceeds from this offering to the Broker and, to the extent true, that in satisfaction of this obligation, the Broker will receive 4.5% of the cash proceeds as cash commissions on the sale of common stock in this offering and unaffiliated third-party payment processing providers will receive 2.0% of the cash proceeds as a payment processing fee.

Response: In response to this comment, the Company respectfully advises the Staff that the disclosure in footnote (1) on the prospectus cover page has been revised, in accordance with the Staff’s request above. Separately, the Staff’s comments in connection with the two percent (2%) payment processing expenses are not changed or collected by the Broker but are still considered expenses of the Offering. Those are expenses associated with the electronic processing of investor proceeds from the investor’s bank into the Company’s bank account, once an investment commitment has been funded by the investor. They are not; however, “Underwriter Discount and Commissions”, so they have been removed from footnote one on the prospectus cover page. At one point, the Broker was to collect and pay those on behalf of the Company, but that agreement changed in October 2024, so the Company has also updated the exhibits associated with the Offering to reflect the most up to date agreement between the Company and Broker, and kept the footnote to only read Broker compensation and maximum Underwriter Discount and Commissions. Pages 31, and 64 have not been amended, since the underwriting compensation matches to the latest agreement between Broker and Company, and the payment processing is not something collected by or contributing to the change in Broker’s underwriting compensation. The payment processing expense (estimated at 2%) is a cost associated with the Offering, similar to the other (non-Broker) expenses related to and reflected in the section on Use of Proceeds on page 24: Legal & Accounting, Publishing/EDGAR, Transfer Agent, and Marketing.

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Summary

Recent Developments, page 7

2.

We note your response to prior comment 2. Please tell us what you mean when you say that the Regulation A offering has not "officially 'commenced' yet." For example only, you state that you have not been soliciting or testing the waters with regard to the offering statement, but it is unclear whether you have provided or otherwise made available the preliminary offering circular to potential investors either in this offering or in your offerings made in reliance on Regulation Crowdfunding and Regulation D, each of which was addressed in the offering statement while it remained ongoing. Accordingly, to help us further assess your response, please provide us with your analysis as to whether the respective offering materials in the proposed Regulation A offering or in the Regulation Crowdfunding and Regulation D offerings may be considered an offer for one of the other concurrent offerings. Refer to Securities Act Rule 152(a)(2).

Response The Company respectfully advises the Staff that consistent with our counsel’s recent telephone conversation with the Staff and pursuant to Securities Act Rule 152, the Company continues to believe that there is no integration issue among the referenced offerings. Specifically, the Company respectfully submits that, under Rule 152(a), each offering has been conducted as a separate and legally distinct transaction. The Company’s Regulation Crowdfunding (Regulation CF) offering commenced on May 31, 2024, and its Regulation D offering commenced on January 20, 2025. Each offering was conducted under its own separate exemptions from registration and in compliance with the requirements applicable to those exemptions, and both Regulation CF and Regulation D offerings have concluded and have been closed. As of April 15, 2025 the Company filed a Form C-U reflecting that the Regulation Crowdfunding offering was terminated as of April 4, 2025. The issuer has also ceased all sales and has closed the Rule 506(c) offering as of April 4, 2025. No additional investor funds are being accepted at this time.

As noted in Rule 152(a), offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act or qualifies for an exemption therefrom.

In response to the Staff’s comment and pursuant to Rule 152(a)(2), we respectfully submit that the materials for our Regulation Crowdfunding (Reg CF), Regulation D Rule 506(c), and proposed Regulation A offerings each stand alone and do not constitute offers for any of the other offerings. Pursuant to the Staff’s comment regarding the potential integration of our concurrent securities offerings and in accordance with the safe harbor provision of Rule 152(a)(2) under the Securities Act of 1933, as amended, we hereby respectfully assert that the offering materials prepared and disseminated for our Regulation Crowdfunding (Reg CF) offering, our Regulation D Rule 506(c) offering, and our contemplated Regulation A offering are each distinct and independent sets of materials. These offering materials are specifically tailored to the respective regulatory frameworks and intended audiences for each specific offering. Consequently, we maintain that the dissemination of information pertaining to one offering does not constitute an offer to sell or the solicitation of an offer to buy securities in any of the other offerings. Each offering proceeded independently, subject to its own terms, conditions, and compliance requirements as mandated by the applicable regulations. We have taken measures to ensure clear delineation between the offering materials for each distinct offering to avoid any potential confusion or the perception of integrated offerings.

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Each offering was conducted, and offering materials prepared, exclusively in reliance on its respective exemption from registration:

•	The Reg CF offering materials were limited to compliant communications under Regulation Crowdfunding rules and were directed to investors via the registered intermediary platform, with disclosures and promotions confined to that platform framework. During this process, the Company and its staff had no direct communications with investors or potential investors, until the engaged registered intermediary cleared and finalized each new shareholder as a bonified investor shareholder.

•	The Rule 506(c) offering was limited to general solicitation directed only to accredited investors, with all offering materials restricted to that target audience and containing legends and disclaimers consistent with Rule 506(c) requirements.

•	No offering materials for the Regulation A offering were distributed, publicized, or circulated while either of the other offerings were open, nor were any Testing-the-Waters communications made under Rule 255 or a preliminary offering circular distributed. The Form 1-A was filed solely for regulatory review and qualification and was not used as a promotional tool or to condition the market whatsoever.

Based on the facts and circumstances, the Company and its management believe that each offering satisfied these conditions.

To clarify further, the Company and its personnel have not released, distributed, or otherwise made available any preliminary information regarding the Regulation A offering or its preliminary offering circular to current shareholders, potential investors, broker-dealers, investment bankers, or any other individuals or entities during the pendency of the Regulation CF or Regulation D 506(c) offerings. Again, both the Regulation CF and Regulation D offerings were closed as of April 4, 2025. To date, the Company continues operating under this position and has still not engaged in any solicitation or dissemination of the preliminary Regulation A offering circular.

When the Company previously stated that the Regulation A offering had not "officially commenced," it was referring to the fact that the Company has not, in any form, engaged in the solicitation of an offer to sell securities under the Regulation A offering that is currently under SEC qualification review.

Specifically, the Company has not utilized Testing the Waters (TTW) communications under Rule 255, nor has it distributed or otherwise made available any preliminary offering circular or offering materials to potential investors related to the Regulation A offering. The Form 1-A was filed solely for regulatory review and qualification and has not been used as a vehicle to promote, advertise, or offer securities.

The Company further confirms that no offering materials related to Regulation A were provided or referenced in any of the context of the Company’s previous Regulation Crowdfunding or Regulation D 506(c) offerings while those offerings were active.

Due to the fact that the Regulation A offering has still not yet been qualified by the Commission from the Company’s first 1-A filing from October 3, 2024, and due to the fact that the Regulation CF was open and excepting investors, management refrained — and continues to refrain — from sharing any information regarding the Regulation A offering with current shareholders, potential shareholders, broker-dealers, investment bankers, or any other third parties. Considering the facts, the Company and its Board of Directors have determined that any premature pre-qualification disclosure of information relating to the Regulation A offering, prior to its qualification would be inappropriate and inconsistent with sound corporate governance practices. Accordingly, the Company and its management have taken care to avoid any communications that could be construed as conditioning the market or prematurely soliciting interest in the pending pre-qualified Regulation A offering.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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Capitalization, page 48

3.

Your tabular disclosure shows 21,706,015 shares issued and outstanding as of June 30, 2024 on a pro forma basis. It is unclear how this amount was determined given your disclosure in the preceding bullets that this amount is based on the actual amount of shares outstanding of 17,090,567 and gives effect to a 1-for-16 reverse stock split and the issuance of an additional 3,179,184 shares subsequent to June 30, 2024. Please advise or revise your disclosure accordingly. Additionally, please revise the statement below the table that "the above table is based on 21,706,015 shares of common stock outstanding as of June 30, 2024" to reconcile with the shares outstanding in your financial statements on page F-24.

Response: In response to this comment, the Company respectfully advises the Staff that since the Company has updated the Financials as of December 31, 2024, which was filed as of April 28, 2025 the Company’s Form 1-K, the shares issued and outstanding have been updated as of December 31, 2024 throughout the Offering.

Consolidated Financial Statements, page F-1

4.	Please confirm when you plan to provide financial statements for the fiscal year ended December 31, 2024.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has filed its 1-K with December 31, 2024, financials as of April 28th, 2025.

Signatures, page 69…

5.

We note your response to prior comment 4. Specifically, we note that, when you added back the "Principal Financial Officer" designation to the signature page, you removed the "Principal Accounting Officer" designation on the signature page. If Ronald J. Tchorzewski is signing the offering statement as both your principal financial officer and principal accounting officer, please identify both capacities. Otherwise, revise the signature page to identify who is signing the offering statement in each such capacity. Refer to Instruction 1 to "Signatures" in Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the signature page has been updated in accordance with the Staff’s request.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 930-9700.

Sincerely,

/s/ Jesse L. Blue
Jesse L. Blue, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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